No Act
P.E. 2/28/2013

DC

Act: 2002
Section: 402
Rule:
Public Availability: 3/4/13


13000738

March 4, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: RingsEnd Partners, LLC/EBIC Program
Incoming letter dated February 28, 2013

Based on the facts and representations in your letter, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

An issuer (as defined in Section 2 of the Sarbanes-Oxley Act of 2002) that permits its directors and/or executive officers (or the equivalent thereof) to participate in the EBIC Program would not be deemed thereby, directly or indirectly, to be extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for such individuals, for purposes of Section 13(k) of the Securities Exchange Act of 1934. In addition, an issuer (as defined in Section 2 of the Sarbanes-Oxley Act of 2002) would not be deemed, directly or indirectly, to be extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for such individuals, for purposes of Section 13(k) of the Securities Exchange Act of 1934, if it undertakes the ministerial or administrative activities described in your letter to permit its directors and executive officers to participate in the EBIC Program.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion.

Sincerely,

Kim McManus
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

March 4, 2013

Mail Stop 4561

Michael G. Oxley
Baker & Hostetler LLP
Washington Square, Suite 1100
1050 Connecticut Avenue, NW
Washington, DC 20036

Re: RingsEnd Partners, LLC/EBIC Program

Dear Mr. Oxley:

In regard to your letter of February 28, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,



Jonathan Ingram
Deputy Chief Counsel

BakerHostetler

Baker&Hostetler LLP

45 Rockefeller Plaza
New York, NY 10111

T 212.589.4200
F 212.589.4201
www.bakerlaw.com

February 28, 2013

TRANSMITTED VIA SEC WEBSITE:
CORPORATION FINANCE SUBMISSION
FORM FOR NO-ACTION, INTERPRETIVE
AND EXEMPTIVE LETTERS

Securities Exchange Act of 1934, Sec. 13(k)
Sarbanes-Oxley Act of 2002, Sec. 402

Thomas J. Kim, Esq.
Chief Counsel and Associate Director
Office of Chief Counsel, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: RingsEnd Partners, LLC/EBIC Program

Dear Mr. Kim:

We are writing on behalf of our client, RingsEnd Partners, LLC ("RingsEnd"), to request that the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") provide interpretive guidance regarding Section 402 of the Sarbanes-Oxley Act of 2002 ("SOX 402"), codified as Section 13(k) of the Securities Exchange Act of 1934. This request relates to the equity-based incentive compensation program (the "EBIC Program") that RingsEnd created and developed in collaboration with BNP Paribas ("BNP"), a leading global financial institution. Specifically, we seek confirmation that a public company, if it allows its directors and/or executive officers (or the equivalent thereof) to participate in the EBIC Program, would not be deemed thereby to be extending or maintaining credit, or arranging for the extension of credit, in the form of a personal loan to or for such individuals, within the framework of SOX 402.

As described below, the EBIC Program is a new and innovative equity-based compensation program that better aligns the interests of a public company's employees with the long-term interests of the company and its investor shareholders, when compared to existing incentive compensation arrangements. Under the EBIC Program, participating employees will receive shares of their employer's stock as incentive compensation and transfer those shares to an independently-managed Delaware statutory trust. The trust will obtain term loans under a loan facility provided by an independent banking institution, secured by some or all of the employee-participants' transferred shares. It is contemplated that the issuer-employer will need to perform certain ministerial tasks in order to allow its employees to participate in the EBIC Program. However, the issuer-employer will neither encourage nor discourage employee participation. Nor will the company directly or indirectly make or guarantee the loans, or provide any extension of credit or other financial support to the trust, the trustee of the trust, or the beneficiaries of the trust (i.e., the company's employees).

Because of the lack of Staff interpretative guidance on SOX 402, public companies have been reluctant to permit employees subject to SOX 402 to participate in the proposed EBIC Program. For the reasons discussed below, we respectfully submit that the EBIC Program fully complies with the provision in SOX 402 prohibiting issuers from extending or maintaining credit, or arranging for the extension of credit, in the form of personal loans to or for their directors and executive officers, based on the provision's statutory language and legislative history, as well as relevant judicial and agency interpretations. We respectfully request that the Staff issue guidance concurring with our conclusion that public company issuers that permit their directors and employees subject to SOX 402 to participate in the EBIC Program, as described below, would not be extending or maintaining credit, or arranging for the extension of credit, in the form of a personal loan to or for such individuals.

I. RingsEnd's EBIC Program

Shareholder advocates and economists have espoused the view that the interests of businesses and their constituents are best served when a company's compensation structure aligns the long-term interests of the company's executives and other employees with those of the company's investor-shareholders. For example, in a statement issued in June 2009, the U.S. Treasury Department set forth the principle that "Compensation should be tied to performance in order to link the incentives of executives and other employees with long-term value creation."[1]

The two types of equity-based compensation programs most prevalent in corporate America today – restricted stock awards ("RSAs") and non-qualified stock options ("NQSOs") – fall short of this goal. These programs effectively encourage employee-participants to sell awarded shares as soon as the participant can. RSA participants are taxed on the entire stock award's fair market value at the time of the vesting of the award, at ordinary income tax rates. NQSO participants are required to pay the option price at the time of the exercise of the option, and are subject to tax at ordinary income tax rates for the appreciation in the value of the shares over the option price. In both cases, employee-participants commonly sell much, if not all, of their restricted stock or NQSO award shares, to pay the tax due and to generate residual cash.

RingsEnd designed the EBIC Program to avoid this tax-based incentive to sell awarded shares, and instead to encourage employee-participants to hold awarded shares for as long as possible. The EBIC software is patented (U.S. Patent No. 7,613,642, issued Nov.

[1] Statement by Treasury Secretary Tim Geithner on Compensation, June 10, 2009, available at http://www.treasury.gov/press-center/press-releases/Pages/tg163.aspx.

3, 2009) and expressed in a second pending patent application (U.S. Patent Application No. 13/069,245).

Like RSAs, the EBIC Program involves the granting of incentive compensation to eligible employees in the form of restricted stock. The stock award will typically not vest until the completion of a holding period, such as three years. But the EBIC Program incorporates several significant changes to the RSA model, including:

- Through either a plan design that creates sufficient incidence of ownership in the awarded shares under applicable provisions of the Internal Revenue Code or a qualifying employee election, employee-participants will report the value of the stock award as taxable income on the award grant date, rather than on the date of vesting.

- Employee-participants will transfer the shares received as incentive compensation to a Delaware statutory trust to be administered by an independent trustee. Similar to 401(k) plans and some stock award, health care and other employee welfare plans, plan assets and liabilities (stock and non-recourse debt) will be held in this trust, to be governed by the terms of the plan. Employee-participants will have no control over the trustee, the trust, its assets or its obligations.

- The trust agreement will direct the trustee to borrow funds via term loans from an independent banking institution, using some or all of the shares transferred to the trust as collateral. The loans will be non-recourse. The banking institution will have no recourse beyond the pledged shares. There will be no additional pledge or guarantee from the employee-participant or employer-issuer. Because the loans will be provided by a bank, they will not be subject to Regulation T (12 CFR § 220).

- The trust agreement will direct the trustee to use the borrowed funds to make a distribution to the beneficiaries in an amount approximately equal to the tax incurred as a result of the award share grant.

- The trust agreement will direct the trustee, at the maturity of each loan, to sell sufficient shares to repay the loan, and to distribute the remaining shares and any residual cash to the employee-participants debt-free.

- Any appreciation in the value of the stock after the grant date will not be taxable upon vesting or distribution of those shares from the trust back to the participant. Rather, appreciation will be taxed only in the event of a future sale of the shares by the participant.

By virtue of this structure, EBIC participants have little financial incentive to cash in award shares at the earliest possible date. Indeed, the participant is incentivized to hold shares for the long term. The participant's tax holding period will include the period that the shares were held in the trust, ensuring long-term capital gains tax treatment whenever the shares are eventually sold by the participant. Further, with no need to pay tax on share appreciation that occurred during the trust holding period, the participant has a strong incentive, after his or her receipt of the shares, to hold the shares for the long term to enjoy the compounding of the untaxed gains in the shares. The EBIC Program thus succeeds in providing enhanced financial benefits to participating employees, while aligning long-term employee and shareholder interests, thereby fostering long-term value and stability for the company and its shareholders.

The EBIC Program is entirely voluntary on the part of employee-participants. The issuer will neither encourage nor discourage participation, nor provide any inducement for the employee to participate or not. To participate, employees will have to opt in, following receipt of written materials, to be prepared by RingsEnd, BNP and/or the lending institution, which will describe the program, including benefits and risks, and clearly state that participation is voluntary and in the discretion of the individual employee. The materials will also clearly state that the issuer's permitting of its employees to participate in the EBIC Program does not represent and shall not be deemed an endorsement or encouragement by the issuer of the EBIC Program.

There will likewise be full disclosure to the issuer's board concerning the features and risks of the program. It is contemplated that any plan will limit the trust's aggregate ownership of the company's shares to less than 10% of the issued and outstanding shares of the company.

The employer-issuer will have no role or involvement in the loan from the lending institution to the trust. The issuer will not, directly or indirectly, or through any subsidiary or affiliate, make the loan, guarantee repayment of the loan, or support the loan. The issuer will not reimburse the EBIC participant for income taxes payable by the participant on the value of shares received from the issuer. Nor will the issuer have any role in the administration of the EBIC Program or the trust. The issuer will be limited to such ministerial acts as necessary to permit its employees to participate in the program, such as delivering the share awards to the trust, as directed by participating employees; providing the trustee and the lending institution with information regarding the employee-participants and the stock awards; and delivering to the lending institution a prospectus and registration statement covering the shares under the plan.

The issuer will not pay money of any kind, whether fees, other compensation, reimbursement of expenses or otherwise, to the issuer's employees, RingsEnd, BNP, the lending institution, the EBIC trust or the trustee, in connection with the offering of the EBIC Program to the issuer's employees, or in connection with the lender's provision of loans to the EBIC trust. Nor will RingsEnd, BNP or the lender pay anything to the issuer in connection with the opportunity to offer the EBIC Program to the issuer's employees.

All compensation to be received by RingsEnd, BNP and the lender in connection with the EBIC Program will be paid by the trust, and thus will be paid entirely on behalf of participating employees. Similarly, all administrative costs associated with the creation and administration of the trust will be the responsibility of the trust, and therefore likewise beneficially the responsibility of participating employees.

II. RingsEnd's EBIC Program Complies with SOX 402

A. SOX 402 prohibits an issuer from extending or arranging personal loans to its executive officers or directors

Congress enacted the Sarbanes-Oxley Act in response to a wave of corporate bankruptcies and scandals in late 2001 and 2002. Congress included Section 402 in the Act to combat the particular abuse in which a company's most senior officers used the funds of the corporation they were supposed to be serving to make or guarantee outsized personal loans to themselves, usually on preferential terms. Congress initially proposed and drafted SOX 402 as a provision requiring disclosure of such insider loans. Shortly before passage of the bill, Congress, concluding that such loans served no legitimate purpose, transformed SOX 402 from a disclosure provision into an outright prohibition.

As enacted and still in force today, SOX 402 provides as follows:

> It shall be unlawful for any issuer ..., directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer.

By its terms, SOX 402 prohibits conduct only by an issuer (including directly or indirectly, including through a subsidiary), and, in particular, three types of conduct by an issuer: (i) extending credit, (ii) maintaining credit, and (iii) arranging for the extension of credit, in each case where such credit is in the form of a personal loan to or for a director or executive officer (or equivalent thereof) of the issuer.

As outlined above, the EBIC Program involves loans made by an independent banking institution to the EBIC trust. As discussed below, these loans do not conflict with the provision in SOX 402 prohibiting issuers from extending or maintaining credit, or arranging for the extension of credit, in the form of personal loans to or for their directors and executive officers, because the EBIC Program does not involve a loan made or arranged by the issuer. For this reason, an issuer that permits its directors and employees subject to SOX 402 to participate in the EBIC Program, as described below, would not be deemed thereby to be extending or maintaining credit, or arranging for the extension of credit, in the form of a personal loan to or for such individuals.

B. The EBIC Program does not involve a loan extended or arranged by the issuer

It is plain from the description above of the EBIC Program that the loan that is made to the trust is provided ("extended," in the language of SOX 402) by the independent banking institution, not by the issuer.

Nor is the loan to the EBIC trust "arranged" by the issuer, under either the common meaning of that term or as Congress used that term in the development of SOX 402. As discussed above, the issuer's role in the EBIC Program is limited to ministerial actions as necessary to allow its employees to participate. The issuer has no role in providing or supporting the funds for the loan to be provided by the independent banking institution. The issuer neither encourages nor discourages participation, which is entirely within the discretion of each employee. It would therefore defy the common meaning of the word to conclude that the issuer "arranged for" the loan that is provided by the lender to the trust.

Further, construing the word "arrange" so broadly as to deem an issuer in violation of the personal loan prohibition of SOX 402 if it merely permits its employees to participate in the EBIC Program would run counter to the legislative history of SOX 402. That legislative history shows that Congress sought to prohibit companies from using their own funds to make loans to their own senior officers and directors, and shows no intent to inhibit such personnel of one company from obtaining a loan from an independent bank. The legislative history also shows no intent by Congress to have the phrase "arrange for the extension of credit" read as encompassing anything other than providing a loan guarantee or similar "arrangement." Consideration of legislative history is appropriate because, as the U.S. Supreme Court has repeatedly held, one of the overriding principles of statutory interpretation is that statutes are to be construed to give effect to Congress's purpose. See, e.g., SEC v. C. M. Joiner Leasing Corp., 320 U.S. 344, 350-51 (1943) ("courts will ... interpret the text [of a statute] so far as the meaning of the words fairly permits so as to carry out in particular cases the generally expressed legislative policy").

Congress's purpose in enacting SOX 402 is best demonstrated by statements in support of the provision by Senators Charles Schumer and Dianne Feinstein, who co-sponsored an amendment late in the legislative process that converted it from a disclosure provision to a prohibition. Senator Schumer explained that the provision targeted the use of "company funds in the form of personal loans" to corporate officers, and indicated there would be no problem if the officers obtained loans from an independent lender:

> My amendment is very simple: it makes it unlawful for any publicly traded company to make loans to its executive officers.... Executives of major corporations, including Enron, WorldCom, and Adelphia, collectively received more than $5 billion in company funds in the form of personal loans.... The question is: Why can't these super rich corporate executives go to the corner bank, the Suntrust's or Bank of America's, like everyone else to take loans?[2]

[2] Congressional Record, July 12, 2002, at S6690.

Similarly, in her statement in support of the amendment, Senator Feinstein explained that the provision was designed to eliminate the types of conflicts of interest created when an issuer makes a personal loan to one of its own top executives:

> Among the abuses committed by senior executives and directors at companies such as WorldCom, Enron, and Global Crossing is the practice of issuing large, favorable loans to those executives and officers. ... [Corporate directors and executive officers] should not enter into any appearance of conflict, such as the conflict that occurs when the corporation that they serve extends them a personal loan. ... [U]nder an amendment sponsored by Senator Schumer and myself, company loans to executive officers are now prohibited ....[3]

As indicated in these statements, SOX 402 was Congress's response to a spate of disclosures involving abusive loans that had helped bring about some of the largest bankruptcies in U.S. history. The first prominent example was Enron Corporation, which filed the then-largest Chapter 11 bankruptcy in U.S. history in December 2001, followed by the disclosure that its chairman and chief executive officer Kenneth Lay had borrowed millions of dollars from Enron to meet his own personal obligations.[4] Next came similar disclosures related to the bankruptcies of Global Crossing Limited, Adelphia Communications Corporation and WorldCom (which surpassed Enron to become the then-largest Chapter 11 bankruptcy in U.S. history).[5] Each of these examples involved huge, preferential loans to the company's most senior corporate executives. In each case, the loans were provided from company funds and/or guaranteed by the company, and they drained company coffers of needed cash, helping send the companies into bankruptcy. In many of the cases, questions were raised as to conflicts of interest and whether the loans and guarantees were properly disclosed to, and authorized by, the company's board of directors.

Congress held public hearings to address these abuses and explore possible solutions. Among other criticisms, speakers at the hearings challenged the conflicts of

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[3] Congressional Record, July 15, 2002, at S6760-62.

[4] *See* Floyd Norris, *Enron's Collapse: For Chief, $200 Million Wasn't Quite Enough Cash*, N.Y. Times, Jan. 22, 2002, p. C1

[5] These disclosures revealed that the former and current chief executive officers of Global Crossing had obtained multi-million-dollar loans from the company on terms much more favorable than available in the marketplace; that Adelphia had guaranteed billions of dollars of loans on behalf of partnerships controlled by the company's chief executive officer and other family members; and that WorldCom's chief executive officer Bernard Ebbers had borrowed over $300 million in personal loans from WorldCom. *See* Elizabeth Douglass, *Global Eased Loan Terms*, L.A. Times, Feb. 7, 2002, part 3, p.1; Jared Sandberg and Joann Lublin, *Questioning the Books: Adelphia Draws Market Criticism Over Debt, Loans*, The Wall Street Journal, March 29, 2002, p. A4; Joann S. Lublin and Shawn Young, *WorldCom Loan to CEO of $341 Million Is the Most Generous in Recent Memory*, The Wall Street Journal, March 15, 2002, p. A4.

interest associated with company loans to top executives, as well as the financial costs and risks these loans imposed on the companies.[6] Several speakers criticized companies' compensation structures for rewarding short-term improvements in share prices, and expressed the hope that corporate boards would revise compensation programs so that management was instead incentivized to maximize shareholder value over the long term.[7]

President George W. Bush likewise called on compensation committees to stop the practice of corporate loans to insiders, and to take actions that incentivize management to pursue long-term company performance:

> ... I challenge compensation committees to put an end to all company loans to corporate officers.... Shareholders ... should demand that compensation committees reward long-term success, not failure.[8]

This history makes plain that Congress's intent in SOX 402 was to prohibit issuers from making personal loans to directors and executive officers because such loans serve no legitimate business purpose, create conflicts of interest, and can impair the interests of company shareholders. In contrast, there is no indication in this history of any intent to prevent issuers from allowing employees to participate in an EBIC-like compensation

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[6] For example, Ira Millstein, who had served as Co-Chairman of the NASD- and New York Stock Exchange-sponsored Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees, noted concerns that "[t]ransactions between the corporation and its managers, directors or large shareholders are rife with potential conflicts of interest." Charles Bowsher, the Chairman of the Public Oversight Board, an independent, private sector body, called for rules that would "discourage conflicts of interest" by requiring "more meaningful and timely disclosure of related-party transactions among officers, directors, or other affiliated persons and the public corporation." Representative Michael Oxley, Chairman of the House Financial Services Committee, noted the risks that company loans to corporate insiders pose for shareholders, and stressed the importance of protecting shareholders from such sweetheart deals that adversely impact shareholder value. *See* Hearing Before Senate Committee on Banking, Housing and Urban Affairs ("Senate Banking Committee"), regarding "Accounting Reform and Investor Protection," Feb. 27, 2002; Hearing Before Senate Banking Committee, regarding "Accounting Reform and Investor Protection," Mar. 19. 2002; Hearing Before House Financial Services Committee's Subcommittee on Oversight and Investigations, regarding "The Effects of the Global Crossing Bankruptcy on Investors, Markets, and Employees," Mar. 21, 2002.

[7] For example, at a hearing on the Corporate and Auditing Accountability, Responsibility, and Transparency Act of 2002 ("CAARTA"), which was the House's proposed version of corporate reform legislation, Representative Richard Baker stated, "I think we need to incentivize in some method a way for management to look to the long-term, not to the short-term quarterly report." At a hearing the following week, Commission Chairman Harvey Pitt agreed: "... I could not agree more with you that there is a need to make sure that management's incentives align with shareholders' interests." *See* Hearings Before House Financial Services Committee regarding CAARTA, Mar. 13, 2002 and Mar. 20, 2002.

[8] President Announces Tough New Enforcement Initiatives for Reform, July 9, 2002, available at http://georgewbush-whitehouse.archives.gov/news/releases/2002/07/20020709-4.html.

program that involves a third-party loan, particularly where such a program would actually foster the goal of incentivizing long-term company performance.

The legislative history is also instructive on the particular phrase "arrange for the extension of credit" in SOX 402. In revising Section 402 from a disclosure requirement to a prohibition, Senate drafters moved from language requiring disclosure of certain transactions (including a "loan guarantee or similar arrangement" from the issuer in favor of another party that provides a loan to a director or executive officer of the issuer)[9] to language prohibiting certain activity (making it unlawful for an issuer "to extend or maintain credit [or] to arrange for the extension of credit"). There is nothing in the legislative history that suggests that the change from "arrangement" to "arrange" was driven by anything other than syntax, or was meant in any way to broaden the scope of covered issuer conduct. Rather, this history suggests that, under the final version of SOX 402, the phrase prohibiting an issuer from "arrang[ing] for the extension of credit" should be read no more broadly than prohibiting the issuer from providing a "loan guarantee or similar arrangement."

In accordance with the above discussion, the Commission has described SOX 402 as designed to prohibit executives from receiving personal loans from company funds. In the administrative order In re Peter Goodfellow and Stamatis Molaris, 2005 SEC LEXIS 3081 (Dec. 1, 2005), the Commission stated that SOX 402, enacted in the wake of a series of corporate abuse scandals, "was designed to prevent executives of public companies from using company funds for personal purposes."[10] The Commission further noted in that order that, by enacting SOX 402, Congress had "reaffirmed that corporate funds are intended to benefit the company, rather than serve as a pool of funds available to be loaned or given to company executives."[11] (Emphases added.)

The principle that SOX 402 should not be read more broadly than Congress intended formed the basis for the holding of Envirokare Tech, Inc. v. Pappas, 420 F. Supp. 2d 291 (S.D.N.Y. 2006). This case involved a company that argued that SOX 402 precluded it from advancing defense costs to a former officer it had sued. The court rejected the company's position, stating that SOX 402 should be read in light of both "common sense" and "the context in which the statute was enacted."[12] The court observed that SOX 402 was enacted in the wake of corporate scandals including abusive personal loans at WorldCom and other companies. Holding that it would be inappropriate to expand SOX 402's reach beyond its intended scope so as to deem the advancement of defense costs to be prohibited "personal

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[9] *See* The Public Company Accounting Reform and Investor Protection Act of 2002, as passed by the Senate Banking Committee, June 18, 2002.

[10] *Id.* at *6.

[11] *Id.* at *6-7.

[12] 420 F. Supp. 2d at 293.

loans," the court concluded, "Congress, had it intended such a radical step as prohibiting such advances, surely would have made its purpose evident in explicit terms."[13]

The legislative history and the language itself of SOX 402 indicate that Congress sought to prohibit a company from using its own funds to make or guarantee a loan to its own directors or executive officers. Nothing indicates that Congress also intended to prohibit a company from engaging in ministerial activities to allow its senior officers to obtain a loan from an independent bank. Following the reasoning of Envirokare, had Congress intended such a prohibition, it surely would have made this intent evident in explicit terms. In the absence of any such explicit prohibition, the only reasonable interpretation is that an issuer does not "arrange" for an extension of credit, in violation of the personal loan prohibition of SOX 402, if it allows its directors or senior officers to participate in the EBIC Program.[14]

III. Conclusion

An employee compensation program like the EBIC Program is to be encouraged. It has the salutary effect of helping to align employee incentives with those of a company's investor-shareholders.

For the reasons discussed above, we respectfully request that the Staff provide interpretive guidance confirming that a public company issuer, if it allows its directors and/or executive officers (or the equivalent thereof) to participate in the EBIC Program, would not be deemed thereby to be extending or maintaining credit, or arranging for the extension of credit, in the form of a personal loan to or for such individuals, within the framework of SOX 402. We further request guidance confirming that an issuer would likewise not be deemed to be extending or maintaining credit, or arranging for the extension of credit, in the form of a personal loan, if it undertakes such ministerial or administrative activities as necessary to permit its directors and employees subject to SOX 402 to participate in the EBIC Program.

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[13] *Id.*

[14] This interpretation of SOX 402 is consistent with the laws and regulations separately applicable to insured depository institutions (banks). SOX 402 exempts from its reach "any loan made or maintained by an insured depository institution ... if the loan is subject to the insider lending restrictions of section 22(h) of the Federal Reserve Act ...." The insider lending provisions of Section 22(h) and Regulation O thereunder apply only to loans or extensions of credit made by a bank to an insider of that same bank. Nothing in these provisions (or other provisions in the banking law) prohibits a bank from allowing its insiders to obtain a loan or extension of credit from another bank. Further, these insider lending restrictions do not apply to broad-based compensation programs. Section 22(h)(2)(B) provides that "[n]othing in this paragraph shall prohibit" any extension of credit made pursuant to a widely available, non-preferential benefit or compensation program.

If the Staff has any questions concerning this request or requires additional information, please contact any of the undersigned. Thank you in advance for your consideration of this matter.

Respectfully submitted,



Michael G. Oxley



Thomas S. Gallagher



Andrew W. Reich

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